October 16, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

Re:	American Homes 4 Rent

Registration Statement on Form S-11 (File No. 333-191015)

Dear Mr. Dang:

As the managing underwriters of the proposed public offering of up to 4,000,000 5.000% Series A participating preferred shares of beneficial interest, $0.01 par value per share, of American Homes 4 Rent (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:30 p.m., Eastern Time, on October 17, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated October 8, 2013, through the time of effectiveness:

Preliminary Prospectus dated October 8, 2013:

727 copies to 448 prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Raymond James & Associates, Inc.

By:	/s/ Jamie Graff
Name:	Jamie Graff
Title:	Managing Director

Jefferies LLC

By:	/s/ Richard Ford
Name:	Richard Ford
Title:	Managing Director